Filed by Point Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Point Therapeutics, Inc.

Commission File No.: 333-147609

On February 1, 2008, Point Therapeutics, Inc. sent the following letter to its stockholders:

Dear Stockholder:

Please be advised that, as disclosed in the attached press release issued by Point on January 29, 2008, the Annual Meeting originally scheduled for January 29, 2008 has been adjourned to February 12, 2008 due to insufficient voting for the passage of the proposals related to the merger of Point with DARA BioSciences, Inc. Your vote is important regardless of how many or how few shares you own.

As noted in the proxy material:.

•	If the merger with DARA fails, and if no other strategic transaction can be completed, Point will likely file for federal bankruptcy protection; and

•	Even if Point does not file for Chapter 11 bankruptcy, Point does not currently comply with certain of NASDAQ’s Marketplace Rules and Point’s stock may be delisted from the NASDAQ Capital market.

Your board of directors, by unanimous vote and after careful consideration, determined that the merger is advisable and fair to and in the best interests of Point stockholders, and recommends a vote “FOR” all the proposals.

Time is short so please follow the simple instructions on the enclosed proxy voting form to vote your shares by phone, Internet or by mail.

If you have any questions relating to this shareholder meeting or voting your shares, you may call our proxy solicitor, The Altman Group, toll-free at (866)406-2289.

Thank you in advance for your support and for acting promptly.

On behalf of your Board of Directors,

Michael P. Duffy

Secretary

If you have recently submitted your proxy,

please accept our thanks and disregard this request.

STOCKHOLDERS OF POINT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DARA, POINT AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Point with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Point by directing a request to: Point Therapeutics, Inc., 70 Walnut Street, Wellesley Hills, MA 02481, Attention: Investor Relations.

Point and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Point in favor of the merger. Stockholders may obtain detailed information regarding the direct and indirect interests of DARA, Point and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

FOR IMMEDIATE RELEASE

FOR IMMEDIATE RELEASE

Contact:

Michael Duffy

Point Therapeutics, Inc.

781.239.7503

Point Therapeutics Adjourns Meeting of Stockholders to February 12, 2008;

DARA BioSciences Stockholders Approve Merger with Point Therapeutics

WELLESLEY HILLS, Mass. — (BUSINESS WIRE) — January 29, 2008 — Point Therapeutics, Inc. (NASDAQ: POTP) today announced that it has adjourned its annual meeting of stockholders, which commenced at 10 a.m. this morning, until Tuesday, February 12, 2008. At the February 12 meeting, Point stockholders will vote on several proposals in connection with the proposed merger with DARA Biosciences, Inc. The meeting was adjourned to allow for the solicitation of additional votes in favor of the proposals. While proxies received to date have been overwhelmingly in favor of the merger-related proposals, approval of a majority of the outstanding Point shares is necessary for certain of the proposals to be approved. Point attributes the shortfall primarily to the fact that the Company currently has a large and diverse stockholder base.

The adjourned meeting is scheduled to be held on February 12, 2008 at 10:00 a.m., Eastern Time, at the law office of Ropes & Gray LLP, One International Place, 36th Floor, Boston, MA 02110.

On January 28, 2008, DARA BioSciences, Inc. conducted a special meeting of its stockholders. At that meeting, the DARA stockholders approved the merger transaction with Point.

As previously announced, Point has received several notices of non-compliance with the NASDAQ listing standards from the staff of the Listing Qualifications Department of The NASDAQ Stock Market LLC. On January 25, 2008, Point received an additional notice of non-compliance due to the fact that it does not currently have three independent directors on its Audit Committee, as required by Marketplace Rule 4350 (d)(2)(A). Point has advised NASDAQ that it will be in a position to comply, and intends to comply, with the audit committee requirement promptly following the closing of the merger.

As announced by Point on December 17, 2007, the NASDAQ Listing Qualifications Panel (the “Panel”) granted Point’s request for continued listing of its securities on The NASDAQ Capital Market, subject to satisfaction of certain conditions by January 30, 2008, including completion of the merger with DARA and approval of a NASDAQ initial listing application filed by Point and DARA on October 26, 2007. Point has requested that the Panel allow continued listing of its securities, subject to satisfaction by February 13, 2008 of the previously-imposed conditions; however, there can be no assurance that the Panel will grant Point’s request. If the Panel does not grant this request, NASDAQ could determine to de-list Point’s securities immediately since the merger with DARA, and approval of the NASDAQ initial listing application, will not be completed by January 30, 2008.

Point encourages all of its stockholders to vote at the annual meeting. Point’s Board of Directors has determined that the merger with DARA Biosciences is advisable and fair to and in the best interests of Point stockholders and recommends that Point stockholders vote “FOR” all the proposals. If Point is unable to obtain the vote necessary to approve the proposed transaction, the Company believes it will have to seek bankruptcy protection.

Point intends to continue to solicit votes and proxies in favor of the proposals during the period from now through February 12. During this time, stockholders will continue to be able to vote their shares for or against the proposals, or to change their previously cast votes.

For information regarding the proposed merger, please refer to the registration statement on Form S-4, which contains a joint proxy statement/prospectus and other relevant materials, filed by Point with the Securities and Exchange Commission on December 17, 2007.

Point stockholders are reminded that their vote is important regardless of how many or how few shares they own. Stockholders who have any questions relating to this shareholder meeting or voting their shares may call Point’s proxy solicitor, The Altman Group, toll-free at (866) 406-2289.

About DARA BioSciences, Inc.:

DARA BioSciences(TM), Inc. is a Raleigh, North Carolina-based development-stage pharmaceutical company that acquires promising therapeutic molecules and medical technologies. DARA focuses its therapeutic development efforts on small molecules from late preclinical development through phase 2 clinical trials. DARA is developing a portfolio of therapeutic candidates for neuropathic pain, metabolic diseases including Type 2 diabetes, and dermatological disorders.

About Point Therapeutics, Inc.:

Point Therapeutics, Inc. is a biopharmaceutical company which has studied its lead product candidate, talabostat, in a number of human clinical trials in late-stage cancers. In May 2007, interim clinical results caused Point's Independent Data Monitoring Committee to recommend stopping Point's two Phase 3 talabostat studies for patients in advanced non-small cell lung cancer. Subsequently, the talabostat clinical development program was put on clinical hold by the U.S. Food and Drug Administration. Point has also studied talabostat in several Phase 2 trials, including as a single-agent and in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia, in combination with gemcitabine in Stage IV pancreatic cancer, and in combination with docetaxel in non-small cell lung cancer. Due to cash limitations, Point is not currently funding any internal research or clinical operations.

FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the timing of the meetings of stockholders and closing of the merger, that involve known and unknown risks, uncertainties and other factors that may cause actual outcomes to differ materially from outcomes expressed or implied by this press release. Such risk factors include, among others that the matters submitted for stockholder approval at the meetings of stockholders may not be approved. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of the Form S-4 filed with the Securities and Exchange Commission on December 17, 2007, and from time to time in Point's other reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the merger between DARA and Point, on December 17, 2007, Point filed with the SEC a registration statement on Form S-4, which contains a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF POINT AND DARA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DARA, POINT AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Point with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Point by directing a request to: Point Therapeutics, Inc., 70 Walnut Street, Wellesley Hills, MA 02481, Attention: Investor Relations.

Point and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Point in favor of the merger. Investors and stockholders may obtain detailed information regarding the direct and indirect interests of DARA, Point and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.